April 3, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: John P. Nolan, Accounting Branch Chief

RE:	Taylor Capital Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 15, 2007

File No. 000-50034

Dear Mr. Nolan:

Set forth below are our responses to the comments in your letter dated March 22, 2007, regarding the above referenced document. For ease of reference, we have repeated your comments, which are followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2006

Nonperforming Assets and Impaired Loans, page 39

1.	We note your disclosure on page 40 that $19.7 million of non-performing loans at December 31, 2006 are to two residential real estate developers. Please describe for us the collateral on these loans and how you determine the fair value of collateral. Tell us how you factored this information into your determination of whether these loans are considered impaired as well as the level of specific loan loss allowance required.

Response:

Below is a description of the $19.7 million of nonperforming loans referenced on page 40 of our 2006 Form 10-K, including our collateral fair value estimates and specific loan loss allowances (if applicable):

Borrower	Loan Balance	Collateral Description	Collateral Fair Value	Impaired	Specific Reserve
#1 – Loan S	$5,364,094	Improved land	$4,982,180	Yes	$381,914
#1 – Loan G	5,417,608	Improved land	$4,781,840	Yes	$635,768
#2 – Loan W	3,421,502	Improved land	$3,468,517	Yes	0
#2 – Loan L	5,543,991	Improved land	$7,352,000	No	0
TOTAL	$19,747,195

Each of these loans is secured by improved property for 1 to 4 family residential construction. The land has been zoned and platted and infrastructure improvements, including public sewers, water and roads are complete or substantially complete (80% or more). The collateral for Loan G to Borrower #1 also includes some completed and partially completed residences.

As discussed in our Form 10-K, we consider a loan impaired if, based upon current information and events, we believe it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement in accordance with SFAS 114. Once we determine that a loan has been impaired, we then determine what we believe is the likely amount of the impairment. While impaired loans exhibit weaknesses that may inhibit repayment in compliance with the original note terms, our impairment analyses may not always result in an allowance for loan loss for every impaired loan. Generally, the amount of loan loss allowance for an impaired loan is based on the present value of expected future cash flows discounted at each such loan’s effective interest rate. For collateral-dependent loans, such as the loans above, we measure impairment based on the fair value of the collateral, net of estimated cost to sell. Therefore, because the primary source of repayment for these loans is the sale of the real estate, the value of the property is a key factor in assessing whether a loan is impaired and, if so, in the determination of any required specific loss reserve.

Our collateral valuations are based on the best indicator of value which can be a current sales contract or an appraisal. We then reduce the gross collateral valuation identified from the current sales contract or appraisal to account for estimated selling expenses and then further discount the valuation for the estimated holding period at the loan’s current interest rate. The net estimated collateral fair value is then compared to the loan balance to both evaluate if the loan is impaired and to determine the measurement of impairment.

The estimated collateral values for the loans to Borrower #1 were both based on current sales contracts. Loan S was paid off through a sale during the first quarter of 2007, resulting in a $364,528 loss as compared to a specific loss reserve of $381,914 at year end. The estimated collateral values for the loans to Borrower #2 were both based on third-party appraisals.

2.	We note your disclosure that not all nonperforming loans are considered impaired loans. For each significant loan that is considered nonperforming but not impaired as of December 31, 2006, please describe for us the borrower’s recent payment history and explain how you determined that collection of all amounts due according to the contractual terms of the loan agreement is probable. In addition, describe the underlying reasons for the significant increase in loans contractually past due 90 days or more but still accruing. Refer to paragraph 8 of SFAS 114.

Response:

As disclosed in our Form 10-K, a loan may be contractually past due with respect to its note maturity date but current on interest or otherwise performing such that we believe that it is probable that interest and principal will be paid in full. Conversely, a loan may be current under its contractual terms but considered impaired because we believe it is probable that we may not collect interest and principal in full. In addition, as disclosed in our Form 10-K, certain categories of loans that are more homogenous, such as consumer loans, are evaluated collectively for impairment and are excluded from impaired loans.

A reconciliation between our total nonperforming loans and our total impaired loans at year end is as follows:

	Nonperforming Loans	Impaired Loans
Nonaccrual commercial loans	$21,292,521	$20,962,950
Nonaccrual consumer loans	1,819,000

Total nonaccrual loans	23,111,521

Commercial loans past due 90 days or more	9,770,974	100,692
Consumer loans past due 90 days or more	275,000

Total past due over 90 days	10,045,974

Total nonperforming loans at 12/31/2006	$33,157,495

Current loans considered impaired		3,073,092

Total impaired loans at 12/31/2006		$24,136,734

The following table describes the significant commercial loans included in the total $9.77 million of commercial loans past due 90 days or more and still accruing interest that were not deemed impaired at year end:

Borrower	Loan Balance @ 12/31/06	Payment History	Interest & Principal amortization payments current?	Loan Origination Date
#2 – Loan L	$5,543,991	Interest monthly from interest reserve	Yes	April 2004
#3 – Loan C	$2,726,694	Interest only due monthly	Yes	March 2003
#4 – Loan B	$1,335,651	$25,000 Principal due quarterly and interest due monthly	Yes	October 2005

Each of the significant past due loans above were current with respect to payment of interest (and principal amortization, if applicable), but the note had matured prior to year end. The loans were reported as past due because we were still awaiting certain loan renewal documents at year end. The documents were received in January 2007 for Borrowers #3 and #4 and in March 2007 for Borrower #2. The loan to Borrower #2 was for land acquisition and development and was structured at inception, based largely on the value of the underlying collateral, to include interest reserves during the development period. With respect to each of the significant past due loans, we had approved the renewal of the loan to the borrower prior to year end and, in that process determined that is was probable that we would collect all interest and principal under each loan. This treatment is consistent with paragraph 8 of SFAS 114, which provides that a loan is not considered impaired during a period of delay in payment (or renewal) if a lender expects to collect all interest and principal in full.

Finally, as disclosed in our Form 10-K, the significant increase in nonperforming loans, which includes loans past due over 90 days and still accruing interest, was primarily attributable to an increase in nonperforming loans for residential land development. On page 40 in our Form 10-K, we stated our belief as to the reason for this increase as follows:

“We believe the decline in residential home sales in the Chicagoland market that began in 2006 has reduced demand for developed residential lots and vacant land and, as a result, has reduced cash inflows for many residential developers. Where there is reduced demand for new homes, residential developers may be required to hold land for longer periods of time which can lead to greater interest cost and lower or deferred cash flows. These factors may result in higher credit risk for the lender. We viewed the increase in our nonperforming loans as an indicator of increased credit risk in our loan portfolio in our evaluation of the adequacy of the allowance for loan losses.”

Note 18 – Derivative Financial Instruments, page 95

3.	For each type of hedging relationship outstanding during any of the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133, as applicable. In your response, please specifically address the following for each type of hedging relationship:

•	the nature and specific terms of the hedged item or transaction, including any embedded options;

•	for cash flow hedges of pools of cash flows, such as a group of interest receipts, describe how your hedge documentation sufficiently specifies the hedged cash flows;

•	the nature and specific terms of the derivative instrument;

•	for hedges involving prime-based rates, identify the specific prime rate index of the hedged item and/or derivative instrument;

•	the specific documented risk being hedged;

•	for hedges involving prime-based rates, how you considered that prime is not a benchmark interest rate as defined by paragraph 540 of SFAS 133 as amended;

•	how you assess effectiveness at inception and on an ongoing basis, including the quantitative measures you use and how you use them; and

•	the quantitative measures you use to measure ineffectiveness.

Response:

Our Cash Flow Hedges

•	In accordance with our hedge documentation, the hedged transactions are the first prime-based interest payments received by us each calendar month that, in the aggregate for each month, are associated with $500 million principal of our then-existing prime-based loans that reset the same day prime changes. Our documentation follows the approach outlined in DIG Issue G25, which addresses the “first-payments-received technique” for identifying the hedged forecasted transactions in a cash flow hedge of the variable prime-based or other variable non-benchmark-rate-based interest payments for a rolling portfolio of prepayable interest-bearing financial assets or liabilities.

•	The contemporaneous documentation also specifically identified a pool of prime-based interest receipts on loans with a specified spread to prime (for example, 0.00%, 0.50% or 1.00%). The loans reset the same day prime changes and contain no other optionality.

•	The derivative instruments consisted of two interest rate floors and two interest rate collars with a combined notional amount totaling $500 million and an interest rate swap with a notional amount of $50 million. The specific strike rates and maturities of the derivatives are disclosed in the following table from Footnote 18 of the consolidated financial statements included in our Form 10-K (dollars in thousands):

	Notional Amount				Fair Value
Product	Dec. 31, 2006	Dec. 31, 2005	Strike Rates	Maturity	Dec. 31, 2006	Dec. 31, 2005
Prime Swap	$—	$50,000	6.04%	9/2/2007	$—	$(1,343)
Prime Floor	100,000	100,000	5.50%	6/30/2010	75	$211
Prime Floor	100,000	100,000	6.25%	7/12/2010	193	507
Prime Collar	150,000	—	7.75% and 8.505%	5/5/2009	587	—
Prime Collar	150,000	—	7.75% and 8.585%	5/5/2010	1,094	—

Total	$500,000	$250,000

Note: In 2006, the $50 million prime swap was terminated and the 5.50% prime floor was de-designated.

Under the terms of the agreements, should the daily-weighted average USD-Prime-H.15 exceed the cap rate or go below the floor rate during any monthly period, payments would be triggered. We followed the criteria in DIG Issue E2 in determining that the collars were not subject to the effectiveness test for written options under paragraph 28(c) of SFAS 133. Specifically, the collar transactions meet the following criteria:

✓	No net premium was received (zero-cost collars);

✓	The components of the combination of options are based on the same underlying (both components of each collar are based on USD-PRIME-H.15);

✓	The components of the combination of options have the same maturity date (both components of each collar mature on the exact same date);

✓	The notional amount of the written option component is not greater than the notional amount of the purchased option component (the notional amounts for the cap and floor for each collar are equal); and

✓	Neither the strike prices nor the notional amounts on either component of the collar fluctuate over the life of the respective component (the notional amounts and strike prices are constant for each component over the life of each collar transaction).

•	The prime interest rate on the hedged forecasted transactions is the prime rate published in The Wall Street Journal (WSJ). The prime interest rate on the derivative instruments is USD-Prime-H.15.

•	The specific documented risk being hedged is the risk of overall changes in cash flows (for the swap), above the cap strike rate (for collars), and below the floor strike rate (for both collars and floors), on our designated prime-based interest receipts.

•	We did not consider the prime interest rate to be a benchmark interest rate, consistent with paragraph 540 of SFAS 133 as amended, which states that “currently only the interest rates on direct Treasury obligations of the U.S. government and, for practical reasons, the LIBOR swap rate are considered to be benchmark interest rates.”

•	Our effectiveness assessments and measurements of hedge ineffectiveness are based on the “hypothetical derivative method” discussed in DIG Issue G7 (for interest rate swaps) and G20 (for purchased options and zero-cost collars). We use the hypothetical derivative method to assess effectiveness (prospectively and retrospectively) and to measure hedge ineffectiveness. Under this approach, the cumulative change in fair value of the actual derivative hedging instrument is compared to the cumulative change in fair value of a hypothetically perfect derivative hedging instrument with critical terms that exactly match the critical terms of the hedged transactions, including the notional/principal amount and the actual and expected resets for the WSJ prime rate. Although we did not use a “critical terms match” approach (discussed in paragraph 65 of SFAS 133 and DIG Issue G9), our initial prospective assessments that the hedging relationships would be highly effective during the term of the hedges also considered that the key features and terms of the derivative instruments and hedged forecasted transactions were exactly aligned (or were expected to move in tandem, as is the case with the prime indices), that the forecasted transactions were probable of occurring, and that the derivative counterparty would not default on its obligations However, we do not assume no ineffectiveness because: (1) the USD-Prime-H.15 (on which the derivatives are based) and the WSJ prime rate (on which the interest receipts are based) could potentially not move exactly in tandem, and (2) the cash flows from rolling portfolios of loans are being hedged (thus, the aggregate principal amount of the hedged portfolios could potentially fall below the associated notional amounts of the hedging instruments, so we consider the ongoing probability of the forecasted transactions at inception and on an ongoing basis). We perform effectiveness assessments and measure ineffectiveness on a quarterly basis. We also monitor the risk of counterparty default on an ongoing basis.

•

We use the hypothetical derivative method to assess effectiveness (prospectively and retrospectively) and measure hedge ineffectiveness. Under this approach, the cumulative change in fair value of the actual collar or floor is compared to the cumulative change in fair value of a hypothetically perfect collar or floor with critical terms that exactly match the critical terms of the hedged transactions, including the notional/principal amount and the actual and expected resets for the WSJ prime rate.

Our Fair Value Hedges

We terminated all of our fair value hedges during the second quarter of 2006. As previously disclosed, we determined that prior to November 2005 these transactions did not qualify for fair value hedge accounting under FAS 133. In November 2005, we designated the swaps as fair value hedges to protect against changes in the fair value of specific fixed-rate brokered CDs.

•	In accordance with our hedge documentation, the hedged items were fixed-rate brokered CDs with a call option. The fixed interest rates ranged between 2.25% and 7.00% and the maturities ranged from one to ten years. We had an option to call the brokered CDs after a specified date and then semi-annually thereafter.

•	The derivative instruments were interest rate swaps whereby we received a designated fixed rate and paid a variable rate based on 3-month LIBOR. The fixed interest rates, maturities dates, and notional amounts of the swaps matched the hedged brokered CDs. The swaps also contained an option whereby the counterparty could cancel the swaps after a specified date and then semi-annually thereafter (matching the call dates on the brokered CDs).

•	The specific documented risk was to protect against adverse changes in the fair value of the brokered CD attributable to changes in the LIBOR swap rate, the designated benchmark interest rate being hedged.

•	We expected at the inception of the hedges that the hedging relationships would be highly effective because the key features and terms of the hedged items and the swaps matched at inception (except as noted below), and the historical effectiveness testing performed at inception resulted in highly effective hedge ratios between 0.8 and 1.25. This initial prospective assessment of effectiveness also considered a “shock” analysis for various interest rate scenarios. However, we did not assume no ineffectiveness because: (1) the fair value of the swaps at the inception of the hedging relationships was not zero, and (2) the principal amount of the CDs could potentially not match the notional amounts of the swaps over the lives of the hedging relationships because of the death put features in the CDs. Therefore, a “long-haul” approach was used and the changes in the fair value of the swaps attributable to changes in the benchmark interest rate were compared to the changes in the fair value of the hedged items attributable to changes in the benchmark interest rate during each period.

•	Both prospective and retrospective evaluations of hedge effectiveness were performed by comparing the changes in the fair values of the swaps with the changes in fair values of the hedged items attributable to changes in the benchmark interest rate during the quarter. The changes in the hedged items’ fair values attributable to changes in the benchmark interest rate were determined as the difference between two present value calculations, both as of the end of the quarter, that exclude or include, respectively, the effect of changes in the benchmark interest rate during the quarter. Both present value calculations were computed using the estimated (i.e., contractual) future cash flows for the hedged items as of the end of the period for which the change in fair value was being calculated. (We used paragraphs 120A -120D in SFAS No. 133 as an example of this type of methodology for calculating the changes in fair value of the hedged items attributable to changes in the benchmark interest rate.)

4.	Please tell us the nature of the hedging relationships for which you apply the “short-cut” method or “matched terms” approach for assuming no ineffectiveness. Tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Response:

We do not apply the “short-cut” method or the “matched terms” approach for assuming no ineffectiveness for any of our hedging relationships.

5.	We note your disclosure on pages 96 and 97 that you terminated certain interest rates swaps and de-designated a floor agreement in May 2006. Please tell us the nature of the circumstances leading to your decision to terminate the swap agreements and de-designate the floor agreement, particularly in light of the significant amount of cash paid to terminate derivative instruments.

Response:

We discussed our decision to terminate all of our interest rate swaps in our March 31, 2006 and June 30, 2006 Form 10-Qs, in the section captioned Derivative Financial Instruments of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Below is an excerpt of that disclosure from our June 30, 2006 Form 10-Q:

“Our interest rate risk simulation modeling at March 31, 2006, indicated that our exposure to falling interest rates had been largely eliminated. The estimated impact on net interest income of a gradual 200 basis point decline in interest rates was less than 1% from the rates unchanged simulation results. Additionally, the potential for increased net interest income in a rising rate environment had also declined to less than 1%. This change in the projected re-pricing behavior of our balance sheet provided the opportunity to re-evaluate our existing portfolio of derivative instruments. On May 4, 2006, we terminated all of our interest rate swaps and acquired $300.0 million notional amount zero-cost interest rate collars (simultaneous floor and caps). These changes to our portfolio of derivative instruments largely returned our exposure to falling rates to the estimated level at December 31, 2005.”

We only use derivative instruments to assist in our interest rate risk management. Our decision to change our portfolio of derivative instruments was motivated by the evaluation of our interest rate risk position, which included simulations of projected future cash flows.

In connection with responding to your comments, you have asked us to provide, in writing, a statement acknowledging the following:

•	Taylor Capital Group, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges the above statements.

Should you require further clarification of any of the issues raised in this letter, please me at (847)653-7100.

Sincerely,

/s/ ROBIN VANCASTLE
Robin VanCastle Chief Accounting Officer

cc:	Bruce W. Taylor, Chairman, CEO and President

Jeffrey R. Patt, Katten Muchin Rosenman LLP